                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    -----------------------------------------

                                  SCHEDULE 13D
                                (Rule 13d - 101)
                               (Amendment No. ___)

                                Galoob Toys, Inc.
                               ------------------
                                (Name of Issuer)


                                  Common Stock
                           ---------------------------
                         (Title of Class of Securities)

                                    364091108
                                 --------------
                                 (CUSIP Number)

                                 Lucasfilm Ltd.
                             5858 Lucas Valley Road
                                Nicasio, CA 94946
                                 (415) 662-1800
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:

                                  Tad J. Freese
                                Latham & Watkins
                        505 Montgomery Street, Suite 1900
                      San Francisco, California 94111-2562
                                 (415) 391-0600

                                October 14, 1997
               --------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


                         (Continued on following pages)
                               Page 1 of 10 Pages
                           Exhibit Index is on Page 57

                                  SCHEDULE 13D


CUSIP No.     364091108                                     PAGE 2 OF 57 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

        Lucasfilm Ltd.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0- shares of Common Stock
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY           -0- shares of Common Stock
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            3,580,000 shares of Common Stock
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0- shares of Common Stock
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,580,000 shares of Common Stock
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              19.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     364091108                                     PAGE 3 OF 57 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

       George W. Lucas,Jr.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0- shares of Common Stock
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY           -0- shares of Common Stock
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            3,580,000 shares of Common Stock
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0- shares of Common Stock
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,580,000 shares of Common Stock
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              19.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     364091108                                     PAGE 4 OF 57 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

        Lucas Licensing Ltd.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0- shares of Common Stock
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY           -0- shares of Common Stock
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            2,130,000 shares of Common Stock
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0- shares of Common Stock
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,130,000 shares of Common Stock
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              11.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

Item 1.    Security and Issuer.

               This statement relates to shares of common stock, par value $.01 per share (the "Shares"), of Galoob Toys, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 500 Forbes Boulevard, South San Francisco, California 94080.


Item 2.    Identity and Background.

           (a)-(c), (f). This statement is being filed by (i) Lucasfilm Ltd., a California corporation ("Lucasfilm"), (ii) George W. Lucas, Jr. ("Mr. Lucas") and (iii) Lucas Licensing Ltd., a California corporation ("Lucas Licensing"). Lucasfilm, Mr. Lucas and Lucas Licensing are sometimes collectively referred to herein as the "Reporting Persons."

           Lucasfilm's principal business is the production and distribution of motion pictures. Lucasfilm is also the controlling shareholder of Lucas Licensing. Mr. Lucas' principal business is the ownership of companies in the entertainment industry. Lucas Licensing's principal business is the licensing of entertainment intellectual properties related to certain motion pictures. Mr. Lucas is the founder, controlling person, and sole director of Lucasfilm and Lucas Licensing. The business address of each of Lucasfilm, Mr. Lucas and Lucas Licensing is 5858 Lucas Valley Road, Nicasio, California 94946. Mr. Lucas is a citizen of the United States of America.

           Gordon Radley ("Mr. Radley") is the President of Lucasfilm and Lucas Licensing. The business address of Mr. Radley is 5858 Lucas Valley Road, Nicasio, California 94946. Mr. Radley is a citizen of the United States of America.

           Micheline Chau ("Ms. Chau") is the Treasurer of Lucasfilm and Lucas Licensing. The business address of Ms. Chau is 5858 Lucas Valley Road, Nicasio, California 94946. Ms. Chau is a citizen of the United States of America.

           (d) and (e). During the last five years, none of Lucasfilm, Mr. Lucas, Lucas Licensing, Mr. Radley and Ms. Chau has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.    Source and Amount of Funds or Other Consideration.

           As of the close of business on October 23, 1997, Lucasfilm held a currently exercisable warrant (the "Lucasfilm Warrant") to purchase 1,450,000 Shares, which it received in exchange for the grant to the Company of a right of first refusal with respect to the license of certain intellectual property rights of Lucasfilm.

               As of the close of business on October 23, 1997, Lucas Licensing held a currently exercisable warrant (the "Lucas Licensing Warrant" and together with the Lucasfilm Warrant, the "Warrants") to purchase 2,130,000 Shares, which it received in exchange for the grant to the Company of a license of certain intellectual property rights of Lucas Licensing.

               Any Shares resulting from exercise of the Warrants are referred to herein as "Exercised Shares." None of the Exercised Shares is currently subject to any margin arrangements, although the Reporting Persons may from time to time enter into one or more of such arrangements in the future.


Item 4.    Purpose of Transaction.

           The Reporting Persons acquired the Warrants in connection with the grant to the Company of a license of certain intellectual property rights and in connection with the grant of a right of first refusal to the Company with respect to certain other intellectual property rights. The Reporting Persons intend to review on a continuing basis their investment in the Warrants in light of the factors discussed herein.

           Depending on the factors discussed herein, the Reporting Persons may, from time to time exercise all or a portion of the Warrants or, acquire, retain or sell all or a portion of their holdings of the Shares in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Shares; general market and economic conditions; ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons may also transfer all or a portion of the Warrants on or after October 14, 1999.

           Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.    Interest in Securities of the Issuer.

           (a)-(b) As of the close of business on October 23, 1997, Lucasfilm did not hold any Shares directly but owned the Lucasfilm Warrant to purchase an aggregate of 1,450,000 Shares, which represent approximately 8.0% of the 18,019,864 Shares outstanding as of June 30, 1997, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (the "Outstanding Shares"). Lucasfilm has the sole power to dispose or to direct the disposition of Exercised Shares arising from exercise of the Lucasfilm Warrant. Lucasfilm does not have the power to vote or direct the vote of any such Exercised Shares prior to the receipt of such Exercised Shares upon exercise of the Lucasfilm Warrant. As the controlling shareholder of Lucas Licensing, Lucasfilm may also be deemed to beneficially own any Shares held by Lucas Licensing.

               As of the close of business on October 23, 1997, Lucas Licensing did not hold any Shares but owned the Lucas Licensing Warrant to purchase an aggregate of 2,130,000 Shares, which represent approximately 11.8% of the Outstanding Shares. Lucas Licensing has the sole power to dispose or to direct the disposition of Exercised Shares arising from exercise of the Lucas Licensing Warrant. Lucas Licensing does not have the power to vote or direct the vote of any such Exercised Shares prior to the receipt of such Exercised Shares upon exercise of the Lucas Licensing Warrant.

               As of the close of business on October 23, 1997, Mr. Lucas did not hold any Shares directly. As the sole director of both Lucasfilm and Lucas Licensing and as the controlling person of Lucasfilm, Mr. Lucas may be deemed to beneficially own any Shares held by Lucasfilm and Lucas Licensing.

               As of the close of business on October 23, 1997, Mr. Radley did not hold any Shares directly. Mr. Radley has no right to vote or dispose of any Exercised Shares held by Lucasfilm or Lucas Licensing, and therefore does not beneficially own any Shares.

               As of the close of business on October 23, 1997, Ms. Chau did not hold any Shares directly. Ms. Chau has no right to vote or dispose of any Exercised Shares held by Lucasfilm or Lucas Licensing, and therefore does not beneficially own any Shares.

               The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company.

               Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b).

               (c) On October 14, 1997, Lucasfilm and Lucas Licensing were granted the Lucasfilm Warrant and Lucas Licensing Warrant, respectively, by the Company, as detailed above. On the date of grant, the exercise price of the Warrants was $15.00 per Share.

               Except as set forth herein, none of the Reporting Persons, Mr. Radley or Ms. Chau has effected any transaction in the Shares during the past 60 days.

               (d) Not applicable.

               (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               On October 14, 1997, the Company granted to Lucasfilm a warrant to purchase 1,450,000 Shares with an exercise price of $15.00 per Share and which may be exercised on or prior to the twelfth anniversary of the grant date. A copy of the Lucasfilm Warrant is attached to this Schedule 13D as
Exhibit 2 and is incorporated by reference herein. On October 14, 1997, the Company granted to Lucas Licensing a warrant to purchase 2,130,000 Shares with an exercise price of $15.00 per Share and which may be exercised on or prior to the twelfth anniversary of the grant date. A copy of the Lucas Licensing Warrant is attached to this Schedule 13D as Exhibit 3 and is incorporated by reference herein.

               In addition, if at any time prior to the termination of the Warrants, the Company grants any Common Stock, Convertible Securities or Options (as defined in the Warrants) to any officer, director, employee or consultant of the Company ("EE Stock"), then the Company has agreed to simultaneously therewith grant to each of Lucasfilm and Lucas Licensing a warrant ("Springing Warrant") on the same terms and conditions as the Warrants (except that the exercise price per share of such Springing Warrant shall equal the exercise price per, or the amount paid for each, share of such EE Stock), to purchase that number of shares of Common Stock computed using the following formula:

                X = .154(B/A)(X+Y)

                Where:

                X = The number of shares of Common Stock to be issued to Lucasfilm or Lucas Licensing, as applicable, upon exercise of the Springing Warrant

                Y = The number of shares of Common Stock issued or issuable pursuant to the grant of such EE Stock

                A = The original number of Warrant Shares (as defined in the Lucasfilm Warrant or the Lucas Licensing Warrant, as applicable)

                B = The number of Warrant Shares owned by Lucasfilm or Lucas Licensing, as applicable, on the date of such grant of Additional Stock (as defined in the Warrants).

               Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.        Material to be Filed as Exhibits.

Exhibit 1      Joint Filing Agreement.

Exhibit 2      Lucasfilm Warrant.

Exhibit 3      Lucas Licensing Warrant.

                                    SIGNATURE

               After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 23, 1997

                                            Lucasfilm Ltd.


                                            By:  /s/ Gordon Radley
                                               ---------------------------------
                                            Name:  Gordon Radley
                                            Its:   President



                                             /s/ George W. Lucas, Jr.
                                             -----------------------------------
                                             George W. Lucas, Jr.



                                            Lucas Licensing Ltd.


                                            By:  /s/ Gordon Radley
                                               ---------------------------------
                                            Name:  Gordon Radley
                                            Its:   President

                                  EXHIBIT INDEX


Exhibit 1     Joint Filing Agreement.

Exhibit 2     Lucasfilm Warrant.

Exhibit 3     Lucas Licensing Warrant.



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